Kevin P. Lewis klewis@velaw.com
Tel 713.758.3884 Fax 713.615.5967
June 2, 2009
Via EDGAR and FACSIMILE
Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Trico Marine Services, Inc. Current Report on Form 8-K filed May 15, 2009 File No. 1-33402
Dear Ms. Duru:
     Set forth below are the responses of the Company to comments and requests for additional information received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 19, 2009 with respect to the Company’s Current Report on Form 8-K filed with the Commission on May 15, 2009.
     For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.
STAFF COMMENT LETTER DATED MAY 19, 2009
General
1.	We note the press release announcing the company’s completion of an exchange offer for its senior convertible 6.5% debentures. We also note that all existing holders of the notes participated in the exchange. Please provide us with a well-reasoned legal analysis of the consideration given to the applicability of Sections 13(e) and 14(e) and Rule 13e-4 of the Exchange Act of 1934 in connection with the exchange offer. We may have further comment.

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Securities and Exchange Commission June 2, 2009 Page 2
     Response: Prior to entering into the exchange agreements described in the Current Report, the Company reviewed Sections 13(e) and
14(e) and Rule 13e-4 of the Exchange Act of 1934, as amended (the “Exchange Act”), to determine the applicability of these laws, rules and regulations to the exchange transactions (the “Exchange”) described in the Current Report. Section 13(e) makes it unlawful for an issuer that has a class of equity securities registered pursuant to Section 12 of the Exchange Act to purchase its equity securities if such purchase contravenes the Commission’s applicable rules and regulations, and Section 14(e) makes it unlawful for any person to make untrue statements of material facts or omit to state material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, each in connection with, among other things, any tender offer. See Sections 13(e) and 14(e) of the Exchange Act. Rule 13e-4 was adopted by the Commission to implement Sections 13(e) and 14(e) and applies to tender offers by an issuer that has a class of equity securities registered pursuant to Section 12 of the Exchange Act. See Rule 13e-4. Because the requirements imposed by Section 14(e) and Rule 13e-4, which implements both Section 13(e) and Section 14(e), would have applied to the Exchange only if the Exchange constituted a tender offer, and because the Company determined that the Exchange was not a tender offer, the Company therefore determined that those requirements did not apply to the Exchange. The legal analysis supporting this conclusion is set forth below.
Factual Background
     On May 16, 2008, the Company issued $300 million aggregate principal amount of 6.5% senior convertible debentures due 2028 (the “6.5% Debentures”) in a private placement to approximately 19 security holders (for whom there were in the aggregate 11 separate investment managers1). The 6.5% Debentures were convertible into approximately 24.75 shares of the Company’s common stock per $1,000 principal amount of debentures

[1]	As disclosed in the S-3, (a) Highbridge Capital Management, LLC had voting control and investment discretion over securities held by two of the security holders, Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, LP; (b) Aristeia Capital, LLC was the investment manager for two of the security holders, Aristeia International Limited and Aristeia Special Investments Master, LP; (c) Whitebox Advisors LLC was the managing member of the general partner and investment manager of four of the security holders, Whitebox Convertible Arbitrage Partners LP, Whitebox Intermarket Partners LP, Whitebox Special Opportunities Fund Series B Partners LP, and Pandora Select Partners LP, and the investment manager of one of the security holders, Guggenheim Portfolio Company XXXI, LLC, and (d) UBS O’Connor LLC, a wholly owned subsidiary of UBS AG, was the investment manager for three of the security holders, UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited and UBS O’Connor LLC F/B/O O’Connor Pipes Corporate Strategies Master Limited.

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(equivalent to a conversion price of approximately $40.00 per share). If any holder elected to convert its 6.5% Debentures at any time prior to May 15, 2013, such holder was entitled to receive the shares into which such debentures were convertible, plus an additional amount in cash equal, with respect to each $1,000 principal amount of Debentures, to the amount of any interest that, but for the holder’s exercise of its conversion right, would have accrued under the Debentures at the applicable interest rate for the period from the applicable conversion date through May 15, 2013, discounted to the present value of such interest using a discount rate equal to the interest rate of U.S. Treasury Bonds with equivalent remaining terms from the applicable conversion date through May 15, 2013 (the “Interest Make-Whole Payment”). The resale of the 6.5% Debentures by the holders thereof was subsequently registered on Form S-3 filed with the Commission on June 13, 2008 (SEC file no. 333-151666) (the “S-3”).
     Following the issuance of the 6.5% Debentures in May 2008, the Company’s stock price declined significantly from over $35 per share in late May 2008 to below $2 per share in early 2009. Following the price decline and deteriorating conditions in global business and credit markets in the second half of 2008, the trading value of the 6.5% Debentures declined to a point that prompted some holders, beginning in late 2008, to convert their 6.5% Debentures primarily to receive the Interest Make-Whole Payment upon conversion. Some of these holders indicated to the Company that their conversions were driven primarily by their own liquidity needs, as fund redemptions increased significantly in the last quarter of 2008. The Company and, as later disclosed to the Company, certain holders of the 6.5% Debentures recognized that this economic environment could lead to an unanticipated large number of conversions, which would have an adverse impact on the Company’s liquidity.
     In October 2008, an investment manager representing several holders of approximately $40 million in aggregate principal amount of the 6.5% Debentures approached the Company’s financial advisors with a proposition to exchange the holder’s 6.5% Debentures for a new debt security issued by the Company and shares of the Company’s common stock. The Company was potentially interested in such a transaction in order to avoid the obligation to make the Interest Make-Whole Payment, and as a result entered into discussions with these holders. The discussions stopped and started throughout the winter of 2008-2009, but as the Company’s stock price declined further in February and March, 2009, the Company and these holders focused on a possible exchange that would involve exchanging a substantial percentage of the 6.5% Debentures for new securities that did not present the same liquidity concerns. Directly and through its financial advisor, the Company continued its negotiations with several holders of the 6.5% Debentures leading up to agreements on a non-binding term sheet outlining the terms of the proposed exchange, which agreements were entered into between March 31, 2009 and April 8, 2009 by the Company

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and seven principals representing holders holding over 97% of the aggregate outstanding principal amount of the 6.5% Debentures (the “Negotiating Holders”). Subsequent to the execution of these non-binding agreements and continuing until binding exchange agreements were executed on May 11, 2009, by the Company and the Participating Holders, the Company, the Negotiating Holders, their respective counsel and the Company’s financial advisors held continuous and extensive negotiations regarding the specific terms of the Exchange and its documentation. In addition, because the Exchange could not be consummated without the consent of the Company’s largest senior secured creditor and lender under the Company’s largest revolving credit facility (the “Bank”), and because such consent could not be obtained until an intercreditor agreement had been negotiated directly between the Bank and the Participating Holders, the Negotiating Holders and the Bank held extensive direct negotiations that continued throughout the several weeks between early April and May 11, 2009.
     In coming to an agreement regarding a possible exchange, the Company was bound by the indenture and purchase agreement governing the 6.5% Debentures (the “Agreements”), which placed substantial limits on the Company’s ability to incur additional indebtedness and issue equity securities. In order to address those limitations, the Negotiating Holders and the Company agreed that any new security issued in the Exchange would be subordinated to the 6.5% Debentures in order to avoid a default under the remaining 6.5% Debentures. However, as a consequence of this subordination, several of the Negotiating Holders insisted that they would not agree to the Exchange unless not more than $1,000,000 in aggregate principal amount of the 6.5% Debentures remained outstanding subsequent to the Exchange. This essentially gave a veto power to each Negotiating Holder over the terms of the Exchange, as each of them held enough debentures to prevent achievement of this minimum requirement.
     Because of this, the Company was obligated to negotiate with the Negotiating Holders with respect to their individual comments on the terms of the Exchange and the documentation of the transaction. By the end of the extended period of negotiations, the Company had received comments from most of the seven principals representing the Negotiating Holders.2 In addition, some of the Negotiating Holders insisted that each holder

[2]	Many of the Participating Holders were represented by the same principals negotiating the terms of the Exchange on their behalf. As disclosed in Exhibit A to the Form of Exchange Agreement, dated as of May 11, 2009, among the Company and the Participating Holders identified therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed May 19, 2009), (a) Highbridge Capital Management, LLC represented two of the Participating Holders: Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund LP; (b) Whitebox Advisors LLC represented eight of the Participating Holders: Whitebox Combined Partners LP, Cineasias Partners LP, Whitebox Convertible Arbitrage Partners LP, F Cubed Partners LP, IAM Mini-Fund 14 Limited, Whitebox Intermarket Partners LP, Whitebox Special Opportunities Fund Series B Partners LP, and Pandora Select Partners LP, (c) Bay Harbour represented two of the Participating Holders: BHCO Master, Ltd and Bay Harbour Master, Ltd, and (d) Oaktree Capital Management L.P. represented fifteen of the Participating Holders: OCM Global Convertible Securities Fund–Domestic Convertible, OCM U.S. Convertible Securities, Arlington County Employee’s Retirement System, F.M. Kirby Foundation Inc, OCM Convertible Trust, Virginia Retirement System, Qwest Pension Trust, Navistar, Inc. (Contributory Retirement Plan Trust), Navistar, Inc. (Retirement Plan for Salaried Employees Trust), Navistar, Inc. (Retiree Health Benefit Trust), National Railroad Retirement Investment Trust, Chrysler LLC Master Retirement Trust, ACE Tempest Reinsurance Ltd., Trust for the Defined Benefit Plan of ICI American Holdings Inc. and Vanguard Convertible Securities Fund Inc.

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participating in the Exchange (each, a “Participating Holder”) receive the benefit of any agreement relating to the Exchange between the Company and any other Participating Holder, so that the uniformity of the separate Exchange Agreements entered into with each Participating Holder was the result of a condition imposed by the Negotiating Holders, not by the Company.
     The cumulation of these factors – individual negotiation with multiple Negotiating Holders, a need to satisfy all of the Negotiating Holders in order to complete the Exchange, and the insistence by the Negotiating Holders that each Participating Holder benefit from the negotiations with each other Participating Holder – resulted in a lengthy negotiation process, during which period there was never any assurance that any exchange transaction would be successfully consummated. Moreover, due to the high participation threshold demanded by the Negotiating Holders, any of them could have blocked the entire Exchange Transaction at any time by declining to participate.
Definition of a Tender Offer
     The Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act do not define a “tender offer.” In Hanson Trust PLC v. SMC Corporation, 774 F.2d 47 (2d Cir. 1985), the Second Circuit determined that “...since the purpose of [Section] 14(d) [of the Williams Act] is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of Section 14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” (Id. at 57)
     In elucidating this principle, the Second Circuit in Hanson rejected the mechanical application of the eight-factor test proposed by the Commission for determining whether a

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transaction is a tender offer (“[T]he elevation of such a list to a mandatory ‘litmus test’ appears to be both unwise and unnecessary.” Id at 57) As delineated in Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979), aff’d on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied 460 U.S. 1069 (1983), the eight factors are as follows:
•	whether there is active or wide spread solicitation of holders;

•	whether the solicitation is for a substantial percentage of the securities;

•	whether the offer is made at a premium over the prevailing market price;

•	whether the terms of the offer are firm rather than negotiable;

•	whether the offer is contingent upon the tender of a fixed minimum number of securities or subject to a fixed maximum number of securities to be purchased;
•	whether the offer is open for a limited period of time;

•	whether holders are pressured to respond and sell into the offer; and

•	whether public announcements of a purchase program precede or accompany a rapid accumulation of large amounts of the subject securities.
Importantly, neither the Commission nor any courts have established bright-line rules relating to (i) the weight to assign to each factor of the Wellman test or (ii) the number of factors that must be present in a particular transaction in order for the transaction to constitute a tender offer. As the Hanson Court noted, “[E]ven the advocates of the proposed test recognize [that] in any given case a solicitation may constitute a tender offer even though some of the eight factors are absent or, when many factors are present, the solicitation may nevertheless not amount to a tender offer because the missing factors outweigh those present.” Id. at 57, citing Wellman, 475 F.Supp at 824, and SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985).
     In Hanson, the Second Circuit held that five privately negotiated purchases and one open-market purchase of a corporation’s common stock totaling 25 percent of the outstanding common stock of such corporation did not constitute a tender offer. The Hanson court noted that many of the conditions leading to the enactment of the tender offer rules “for the most part do not exist” in the case of “privately negotiated transactions or solicitations for private purchases of stock” (Hanson at 56); among them, a private transaction involves less publicity, and the sellers are typically sophisticated and are “less likely to be pressured, confused or ill-informed regarding the businesses at stake than solicitees who are the subjects

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of a public tender offer.” (Id.) The court then went on to reason that the private transactions in question did not constitute a tender offer because, among other things:
•	the purchaser was in contact with only six of 22,800 stockholders;

•	the selling stockholders were all highly sophisticated;

•	there was no pressure to sell by conduct that the tender offer rules were designed to prevent;

•	there was no active or widespread advance publicity or public solicitation;

•	no significant premium was paid (the price paid was less than 1.5 percent over the market price);

•	no minimum number of shares or percentage of common stock was required for the purchases; and
•	there was no time limit during which the purchases were made.
     The Hanson court concluded that the totality of these circumstances did not evidence any likelihood that Hanson’s failure to comply with the tender offer rules would create “a substantial risk of ill-considered sales ... by ill-informed shareholders.” (Id. at 58)3
Analysis
     As in Hanson, the Company believes that the totality of the relevant circumstances supports the conclusion that the Exchange did not constitute a tender offer and that the procedures mandated by the tender offer rules, in the words of the Hanson court, were not needed to avoid “substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” To the contrary, the Negotiating Holders were sophisticated and well represented by counsel, had ample opportunity to negotiate the terms of the transaction and at all times individually had the ability to essentially block the entire transaction. The Company believes the following to be the most relevant circumstances for purposes of this analysis:

[3]	Other courts that have followed the Second Circuit’s approach in Hanson include Rand v. Anaconda-Ericsson, Inc., 794 F.2d 843, 848-49 (2d Cir. 1986); E.ON AG v. Acciona, S.A., 468 F. Supp. 2d 559, 581 (S.D.N.Y. 2007); E.ON AG v. Acciona, S.A., 2007 WL 316874, at *11 (S.D.N.Y. Feb. 5, 2007); In re General Motors Class E Stock Buyout Sec. Litig., 694 F. Supp. 1119, 1129-31 (D. Del. 1988); Beaumont v. American Can Co., 621 F. Supp. 484, 499-502 (S.D.N.Y. 1985), aff’d, 797 F.2d 79 (2d Cir. 1986).

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     Sophisticated Sellers. Each of the 34 Participating Holders (represented in the aggregate by 11 principals) was a sophisticated investor – all were “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act, and most holders were also “qualified institutional buyers” as defined in Rule 144A of the Securities Act. Furthermore, each Participating Holder made representations regarding its opportunity to conduct due diligence on the Company and the Exchange, and several Participating Holders continued to conduct due diligence until immediately prior to the consummation of the Exchange.
     Extensive Negotiations over Terms. As recounted above, the Company conducted extensive negotiations over a lengthy period of time with the Negotiating Holders, all of whom became Participating Holders in the Exchange. The overwhelming majority of the Participating Holders were represented by sophisticated counsel. Over the course of the extensive negotiation period, these counsel provided independent and separate comments on behalf of their clients. At times, the comments made by or on behalf of different Participating Holders conflicted with one another, and the Company and such Participating Holders negotiated compromises in each of those instances. Moreover, as noted above, the Exchange could not be consummated without the consent of the Bank, which required an intercreditor agreement to be negotiated directly between the Bank and the Participating Holders. These factors indicated that the Exchange did not involve – and could not have involved – a firm offer.
     Negotiations Conducted Over an Extended Period of Time. Because the terms of the Exchange were individually negotiated with numerous Negotiating Holders, there was no time limit for a decision regarding whether any holder would enter into binding exchange agreements with the Company. While the Company had an interest in consummating an exchange transaction quickly, in fact the negotiation process took place over an extended period of time, and there was never a firm deadline imposed on the process.
     Holders had Significant Bargaining Leverage and Were Not Pressured to Respond or Enter into the Exchange. Because of the minimum participation condition to the consummation of the Exchange, which was imposed by the Negotiating Holders as a condition to their participation, all of the Negotiating Holders essentially held a veto right over the entire Exchange transaction. By the time the Exchange was consummated, only two holders of the 6.5% Debentures held less than the $1,000,000 minimum threshold. As such, each Participating Holder had significant leverage to negotiate the terms of the Exchange. In addition, the Company did not seek an “exit consent” from the Participating Holders to diminish the rights and/or protections of any holders of the 6.5% Debentures that did not participate in the Exchange. Consequently, any holder that chose not to exchange its 6.5%

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Debentures would maintain the same rights and protections under the Indenture that such holder had prior to the Exchange.
     Accumulation of Subject Securities Following Public Announcement. As stated above, discussions with Negotiating Holders took place on a one-to-one basis following the agreement of such parties to confidentiality arrangements. As such, there was no public announcement of a purchase program that preceded or accompanied a rapid accumulation of the Company’s securities.
     The totality of circumstances surrounding the Exchange does not suggest a substantial risk of “ill-considered” exchanges by “ill-informed” holders of the 6.5% Debentures (see Hanson at 58), nor any appreciable benefit that would have accrued to such holders had the Company complied with the various regulations under Section 14 of the Exchange Act relating to dissemination of information to offerees, minimum time requirements for an offer, inclusion of all holders in an offer and provision of the best price to all holders. For this reason, the Exchange was not, and should not be considered, a tender offer. As such, Sections 13(e) and 14(e) and Rule 13e-4 of the Exchange Act were not applicable to the Exchange.
2.	Further to our comment above. Please provide us with an analysis of the exemptions from registration under the Securities Act of 1933 upon which you relied in the exchange offer transaction. We may have further comment.
     Response: In order to effect the Exchange, the Company relied on the exemption from registration found in Section 4(2) of the Securities Act (“Section 4(2)”). Section 4(2) provides that the registration requirements of Section 5 of the Securities Act do not apply to “transactions by an issuer not involving any public offering.” To determine whether an offering falls within the Section 4(2) exemption, the Supreme Court set forth a two-part test to be met by the issuer: (i) no offeree needs the protection afforded by registration and (ii) each offeree had access to the kind of information that would be provided in a registration statement. See SEC v. Ralston Purina Co., 346 U.S. 119 (1953). The following factors have been used by the Commission and courts to determine whether the Ralston test is satisfied:
•	the number of offerees and their relationship to each other and the issuer;

•	the number of securities offered and the size of the offering;

•	the manner of the offering;

•	the sophistication and experience of the offerees;

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•	the nature and kind of information provided to offerees or to which offerees have ready access; and

•	the actions taken by the issuer to prevent the resale of securities.
     In the context of the Exchange, these factors may be applied as follows:
     Number of Offerees and Their Relationship to Each Other and the Issuer. As stated above, there were 34 Participating Holders, whose investment decisions were apparently controlled by 11 principals in the aggregate. The Company had a pre-existing relationship with many of these Participating Holders, who had purchased the 6.5% Debentures in the privately negotiated May 2008 transaction, and seven of the 11 principals—representing the overwhelming majority of the Participating Holders—constituted the Negotiating Holders who negotiated the terms of the Exchange over an extended period of time. These pre-existing relationships establish “the requisite association with and knowledge of the issuer which make the [Section 4(2)] exemption available.” See SEC Release No. 33-4552.
     Number of Securities Offered and the Size of the Offering. As stated above, the Exchange was limited to the Participating Holders. Consequently, the number of securities and size of the offering were narrowly tailored to provide each Holder the necessary incentive to participate in the Exchange.
     Manner of the Offering. As described above, the Company only communicated with the Participating Holders, pursuant to confidentiality agreements, and did not utilize general advertising or general solicitation.
     Sophistication and Experience of the Offerees. As noted above, each Participating Holder was an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and most holders were also “qualified institutional buyers” as defined in Rule 144A of the Securities Act. Further, each Participating Holder represented that it understood that its participation in the Exchange involved a high degree of risk, and that it had sought such accounting, legal and tax advice as it considered necessary to make an informed investment decision with respect to such participation.
     Nature and Kind of Information Provided to Offerees or to Which Offerees Have Ready Access. The Company is subject to the periodic reporting requirements of the Exchange Act, and thus each Participating Holder had access to the Company’s public filings and financial statements included therein. In addition, each Participating Holder made

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representations regarding its opportunity to conduct due diligence regarding the Company and the Exchange, and several Participating Holders continued to conduct due diligence until immediately prior to the consummation of the Exchange.
     Actions Taken by the Issuer to Prevent the Resale of Securities. Each Holder represented and warranted that it acquired the securities issued in the Exchange (or to be issued pursuant to the terms of the securities) for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempt from registration under the Securities Act.
     In summary, the Exchange involved a limited number of financially sophisticated participants, each of whom (i) had a preexisting relationship with the Company, (ii) were given access to information relevant to their investment, and (iii) were offered securities in a manner not involving any general advertising or solicitation. Based on the Ralston test and the factors used by the Commission and courts to determine whether the Ralston test is satisfied, the Exchange did not involve a “public offering.”

     Please direct any questions or comments regarding the foregoing or with respect to the Current Report to Kevin P. Lewis of Vinson & Elkins L.L.P. at (713) 758-3884.

Very truly yours, VINSON & ELKINS L.L.P.
By:	/s/ Kevin P. Lewis
Kevin P. Lewis

cc:	Mr. Rishi A. Varma
Chief Administrative Officer, Vice President, General Counsel and Corporate Secretary
Trico Marine Services, Inc.
10001 Woodloch Forest Drive, Suite 610
The Woodlands, Texas 77380